Exhibit 99.1

LeddarTech Announces Collaboration with Texas
Instruments for Advanced Driver Assistance Systems
and Autonomous Driving Solutions

TI to make advanced royalty payments to license LeddarTech software

QUEBEC CITY, Canada, December 9, 2024 — LeddarTech® Holdings Inc. (“LeddarTech”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision™, today announced that LeddarTech and Texas Instruments (“TI”) have entered into a strategic collaboration agreement and a software license agreement to enable a comprehensive, integrated platform solution for advanced driver assistance systems (ADAS) and autonomous driving (AD) markets. Under the license agreement, TI has agreed to make advanced royalty payments to catalyze joint commercialization.

The collaboration and license agreements will enable TI to market a bundled solution that features LeddarTech’s LeddarVision AI-based fusion and perception software stack pre-integrated and validated on TI’s TDA scalable portfolio of Arm-based processors. LeddarTech and TI have worked closely for nearly two years to integrate LeddarTech’s software with TI’s hardware to create an open, comprehensive, high-performance and cost-efficient solution for ADAS and AD systems that can serve the entire automotive OEM landscape and their Tier 1 suppliers.

LeddarTech and TI have developed an integrated roadmap of ADAS and AD features, leveraging LeddarTech’s LeddarVision software already running on TI’s TDA4 processor family, and with plans to announce new industry-leading ADAS feature performance in the coming months. This integrated solution has been presented to various automotive OEMs and Tier 1 automotive suppliers with very positive feedback on the feature specifications and performance of the combined processor and software bundle.

Anticipated Benefits to Automotive OEMs and Tier 1 Suppliers:

●	Accelerated Time-to-Market: Pre-integration of LeddarVision’s AI-based data fusion with TI’s TDA4 processor can enable faster deployment.

●	Scalable & Flexible: A one-platform solution that can scale across models and feature sets, saving valuable time and lowering integration costs.

●	Cost Efficiency: LeddarVision’s sensor-agnostic platform architecture reduces sensor count and costs, optimizing ADAS systems while enhancing safety and performance.

●	Best-in-Class Performance: Delivers top-tier performance across components and systems, ensuring high-quality results for automotive applications.

●	Comprehensive Solution: Advanced tools, simulation capabilities, data sets and cloud services support seamless development and high-performance outcomes.

●	End-to-End Support: Full lifecycle support from innovation to deployment, ensuring smooth execution at every phase.

●	Unified Perception: Integration of LeddarTech’s sensor fusion software with TI’s high-performance SoCs for real-time processing, enabling simplified integration and multi-application potential.

Frantz Saintellemy, President and CEO of LeddarTech, stated: “We believe today’s agreement with Texas Instruments is a major milestone toward LeddarTech’s goal of becoming one of the leading players in ADAS and AD software. This agreement with Texas Instruments and their commitment to making advanced royalty payments is a major market validation of LeddarVision and the potential to achieve significant near-term automotive ADAS market success.”

An Invitation to Join a Conference Call for More Insight Into This Strategic Collaboration Agreement and the Industry Benefits Expected

LeddarTech’s President and CEO, Frantz Saintellemy, and CFO, Chris Stewart, will host a conference call and webcast on December 9, 2024, at 1:00 p.m. ET to discuss the agreements with Texas Instruments. Register here for the conference call. Following the event, this webcast will be archived on LeddarTech’s Investor Relations website at https://investors.leddartech.com/.

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 170 patent applications (87 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

LeddarTech might, in the scope of collaborations, partnerships and projects, from time to time, collect with test vehicles personal information, i.e., information that directly or indirectly identifies members of the public. Collected personal information may be processed, used, stored and communicated by LeddarTech within the scope of developing and training our software and products. For further information about the processing activities, which include the collection, use, storage and communication of the personal information, as well as the associated personal information protection rights and how to exercise them, please consult LeddarTech’s Privacy Policy.

Additional information about LeddarTech is accessible at www.LeddarTech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Forward-Looking Statements

Certain statements contained in this Press Release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the possibility that anticipated benefits of LeddarTech’s recent business combination will not be realized; (ii) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may result in significant costs of defense, indemnification and liability; (iii) changes in general economic and/or industry-specific conditions; (iv) possible disruptions from the business combination that could harm LeddarTech’s business; (v) the ability of LeddarTech to retain, attract and hire key personnel; (vi) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties; (vii) potential business uncertainty, including changes to existing business relationships following the business combination that could affect LeddarTech’s financial performance; (viii) legislative, regulatory and economic developments; (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak or escalation of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (x) access to capital and financing and LeddarTech’s ability to maintain compliance with debt covenants; (xi) LeddarTech’s ability to execute its business model, achieve design wins and generate meaningful revenue; and (xii) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Daniel Aitken, Vice-President, Global Marketing, Communications and Investor Relations, LeddarTech Holdings Inc. Tel.: + 1-418-653-9000 ext. 232 daniel.aitken@LeddarTech.com

●	Investor relations website: investors.LeddarTech.com

●	Investor relations contact: Kevin Hunt, ICR Inc. kevin.hunt@icrinc.com

●	Financial media contact: Dan Brennan, ICR Inc. dan.brennan@icrinc.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”

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